Mail Stop 4561

May 1, 2009

Mr. Jure Sola
Chairman and Chief Executive Officer
Sanmina-SCI Corporation
2700 North First Street
San Jose, CA 95134

   Re: Sanmina-SCI Corporation
     Form 10-K For Fiscal Year Ended September 27, 2008
     Filed November 24, 2008
     Forms 8-K
     Filed on January 21, 2009 and April 22, 2009
     File No. 000-21272

Dear Mr. Sola:

   We have reviewed your response letter dated April 15, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 4, 2009.

Form 10-K For the Fiscal Year Ended September 27, 2008

Part I

1. Please clarify in future filings, in a manner similar to that contained in your response to prior comment 3, the nature and extent of the specialist involvement in your determination of amounts to accrue for environmental liabilities.

Part II

Item 9A. Controls and Procedures

Controls and Procedures

(a) Management's Report on Internal Control Over Financial Reporting, page 59

2. Your response to prior comment 6 notwithstanding, amend your filing to comply with Item 308(a)(3) of Regulation S-K. In this regard, Management's Report on Internal Control Over Financial Reporting is considered incomplete in the absence of a statement regarding management's assessment as to whether or not internal control over financial reporting is effective. The Independent Registered Public Accounting Firm's Report does not meet the requirements of Item 308(a)(3). Please note that the failure to provide management's report adversely affects the company's and its shareholders' ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

(c) Evaluation of Disclosure Controls and Procedures, pages 59 and 60

3. Please consider whether management's inadvertent omission of its conclusion as to the effectiveness of its internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report, and revise your disclosure as appropriate.

Part III

Item 11. Executive Compensation, page 60

Incorporated by Reference from Schedule 14A Filed December 15, 2008

Executive Compensation and Related Information — Compensation Discussion and Analysis, page 27

Bonuses, page 30

4. We note your response to prior comment 9, which asked you to provide a detailed quantitative and qualitative description of each element of the bonus formula, including individual bonus target percentages and corporate performance factors, and how your application of the bonus formula resulted in the bonus amount actually awarded to each named executive officer. In prior comment 9, we also

asked you to provide a complete qualitative and quantitative description of the specific levels of achievement of the Company, and each named executive officer relative to the targets, as well as any additional information pertaining to each individual's performance that the compensation committee considered in determining specific payout levels. Although you state that you have omitted certain quantitative disclosure in reliance on Instruction 4 to Item 402(b) of Regulation S-K, we believe that you can include additional qualitative disclosure addressing the information requested in prior comment 9, without disclosing information that would result in competitive harm. As such, we reissue prior comment 9, in part.

Long-Term Equity-Based Incentive Awards, page 32

5. We note your response to prior comment 11, which asked you to provide a detailed discussion of what your compensation committee considered in granting stock options to your named executive officers, including, but not limited to, how it determined the amount of options granted to each named executive officer, and the reason for granting different amounts of options to the named executive officers. You state that 2008 equity levels were set primarily considering the underwater status of many options, executive officers' individual performance, and executive officers' current equity holdings. Please provide a more detailed explanation of how each of these factors affected the amount of options awarded to each named executive officer.

Part IV

Item 15. Exhibits and Financial Statement Schedules

Consolidated Financial Statements

Consolidated Statement of Stockholders' Equity, page 75

6. We have read your response to prior comment 13. As previously requested, please tell us the nature of the tax adjustment included in the line item "Stock-based compensation, net of tax adjustments for the year ended September 30, 2007. Further, confirm that your classification of the tax impact of your share-based payments is classified in accordance with paragraph 68 of SFAS 123R.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 83

7. We have read your response to prior comment 14 wherein you state that your arrangements "generally do not contain multiple deliverables." Please refer to

your list of end-to-end services on page 2 and the graphic depiction of your end-to-end services on page 4 and tell us whether your arrangements with customers typically contain more than one of these services or products. If so, as previously requested, please tell us how you considered the guidance in EITF 00-21 in determining whether the deliverables included in your customer arrangements represent separate units of accounting and if so, tell us how you determine the fair value of such deliverables.

Note 13. Commitments and Contingencies

Environmental Matters, pages 100 – 101

8. Refer to your response to prior comment 17. We understand that you are capitalizing remediation costs in accordance with SFAS 143. Please explain your statement that such costs have not been reflected in your income statement in light of the cost recognition requirements set forth in paragraph 11 of that standard.

Note 14. Employee Benefit Plans, pages 101-105

9. We have read your response to prior comment 18 and note that your historical rates of return in each of the previous two years were 7.5% - 8.5%. In light of market events and surrounding uncertainty, please further justify why your selection of a long-term rate of return of 8.5% is reasonable and no change from prior years is required.

Note 17. Income Taxes, page 112

10. We have read your response to prior comment 20. Please confirm that you have not offset deferred tax liabilities and assets attributable to different tax-paying components of the enterprise or to different tax jurisdictions.

11. We have read your response to prior comment 22. Please demonstrate to us, in your response, how you have complied with the disclosure provisions of paragraph 45 f. of SFAS 109 to disclose tax expense that results from allocating tax benefits directly to contributed capital as disclosed in the consolidated statement of stockholders' equity on page 75.

Form 8-K filed April 22, 2009

12. We note your revised disclosures in response to prior comment 25, however, it does not appear that you have discussed the usefulness of adjusting your GAAP amounts for amortization of intangible assets, customer bankruptcy reorganization and impairment of goodwill and other assets. Please confirm that in future filings, the economic substance behind each adjustment is discussed. Further, ensure that in future filings you describe the manner in which management uses the non-

GAAP measures to conduct or evaluate the business, the material limitations associated with the use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure, and the manner in which management compensates for these limitations when using the non-GAAP measures. See Question 8, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or David Orlic, Special Counsel, at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Craig D. Wilson
Senior Assistant Chief Accountant